Exhibit 99.1

DHX Media Forms Strategic Partnership with Sony on Peanuts

•	Two of the world's top entertainment and IP management companies forge global partnership to grow Snoopy, Charlie Brown and the Peanuts gang
•	Builds on Sony's eight-year relationship representing Peanuts in Japan with 200% growth
•	DHX Media to use proceeds to pay down debt and reduce leverage

HALIFAX, May 13, 2018 /CNW/ - DHX Media (TSX: DHX.A DHX.B)(NASDAQ: DHXM) and Sony Music Entertainment (Japan) Inc. ("SMEJ") announce today that they have entered into a definitive agreement whereby SMEJ will indirectly purchase 49% of DHX Media's 80% interest in Peanuts for C$237 million (US$185 million)1 in cash, subject to customary working capital adjustments. Pro forma for the transaction, DHX Media will own 41% of Peanuts, SMEJ will own 39%, and the members of the family of Charles M. Schulz will continue to own 20%.

DHX Media and SMEJ have also agreed to extend the duration of the current Licensing and Syndication Agency agreement with SMEJ's consumer products division, Sony Creative Products Inc. ("SCP") in Japan. A leading intellectual property management company in Japan, SCP has represented Peanuts since 2010, and is currently spearheading multiple licensing programs celebrating the 50th Anniversary of Peanuts' launch in Japan.

"We are honoured to deepen our relationship with Sony Music Entertainment (Japan) as we continue our expansion of Peanuts globally," said Michael Donovan, Executive Chair and CEO of DHX Media. "Sony Music Entertainment (Japan) has incredible expertise in rights management across the entertainment and consumer products industries, having successfully grown the Peanuts business in Japan over 200% since they became our agent in 2010. This transaction will allow DHX Media to de-lever our balance sheet as we team up with an ideal partner to help us reach our worldwide growth targets for Peanuts in the coming years."

DHX Media intends to use the net proceeds from the transaction after the payment of transaction costs to reduce its indebtedness under its term credit facility.

DHX Media and SMEJ aim to complete the transaction on or about June 30, 2018. The completion of the transaction is subject to customary closing conditions, required regulatory approvals, applicable third party consents and the execution of certain ancillary agreements.

DHX Media was advised by Canaccord Genuity Corp.

1.	USD to CAD exchange rate of 1.28

About DHX Media
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

About Sony Music Entertainment (Japan) Inc.
Sony Music Entertainment (Japan) Inc., or SMEJ holds all shares and serves as headquarters for the management and administration of all Sony Music Group subsidiaries, while continuing to grow as a diversified entertainment company. Operations include marketing and tie-ins, finding and developing artists, various entertainers and creators, as well as building our businesses abroad. SMEJstrives to continue finding new opportunities for the entertainment business by coordinating the various business resources throughout the Sony Music Group, in areas such as digital content where some of the latest technologies including VR and AI are applied, digital publishing, exhibition design, education, and sports entertainment. https://www.sme.co.jp/s/SMEen

About Sony Creative Products Inc.
Sony Creative Products Inc. (SCP) is an IP firm that provides a full range of merchandising and marketing services focused on the development and use of domestic and international intellectual properties such as copyrighted and trademarked material including illustrated characters. Operations include merchandising such as video, print publications, apparel, toys and other products, while uses in the services field include broadcasting, screening, events, amusement facilities, telecommunications, sales promotion, and distribution, which are handled either directly or under license. http://www.scp.co.jp/en/

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, the completion of the prospective transactions and expected benefits flowing therefrom. Although DHX Media believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the DHX Media. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk related to regulatory approvals and satisfaction of other conditions to closing the transactions, including applicable third party consents and the mutual agreement to the ancillary commercial agreements together with the operating agreement for the limited liability company through which DHX Media and SMEJ will hold their 80% interest in Peanuts ancillary commercial agreements, the ability of the parties to execute on the transactions, DHX Media's ability to effectively operate the business following closing, market factors, contract interpretation, application of accounting policies and principles and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in DHX Media's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of DHX Media's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and DHX Media assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Financial Media: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230; Trade Media: Aimee Norman at DDA Blueprint PR, aimee@ddablueprint.com, +44 (0) 20 8985 4708

CO: DHX Media Ltd.

CNW 09:46e 15-MAY-18